First Amendment
to the
First Amended And Restated Operating Agreement
of
Squad Technologies LLC

This FIRST AMENDMENT ("First Amendment") to the FIRST AMENDED AND RESTATED OPERATING AGREEMENT OF SQUAD TECHNOLOGIES LLC dated May 28, 2021 (the "Operating Agreement") is adopted as of the 6th day of January, 2022 ("Effective Date"), by and between SQUAD TECHNOLOGIES LLC (the "Company"), CHRISTOPHER PUTSCH ("Chris"), PATRICK SHAUGHNESSY ZIEGLER ("Shaun"), and NICHOLAS WESTERDALE ("Nico") as the members of the Company (Chris, Shaun, and Nico collectively the "Members").

RECITALS

WHEREAS, the Members and the Company desire to enter into this First Amendment to amend certain items of the Operating Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree to amend the Operating Agreement as follows:

1. In Section 1.08, the following shall be deleted – ", or any Company authorized membership certificates"

2. In Section 1.11 -

    In the second sentence, after the first use of the word "Members" the words ", by Majority Vote," shall be added.

    In the second sentence, the following shall be deleted – "unanimous consent" and replaced with "Majority Vote"

3. In Section 1.13, the following shall be deleted – "(iv)" and replaced with "(vi)"

4. In Section 3.01 -

    In the second sentence, before the word "counterpart" the word "joinder," shall be added.

    The word "including" where it appears as the last word of the Section shall be deleted.

5. Section 3.04 (c), shall be deleted in its entirety and replaced with the following language:

    (c)   Right of First Refusal to Buy. If a Triggering Event occurs, the Departing Member, or their representative, shall first offer to sell the entirety of their Membership

Interest to the Company by providing notice to the Company within Thirty (30) days of a Triggering Event ("Transfer Notice") and the Company shall have the first right to purchase the entirety, or any portion, of the Membership Interest by providing written notice to the Departing Member, or their representative, within Thirty (30) days after receipt of the Transfer Notice ("Acceptance Notice") and otherwise in accordance with this Section (collectively the "Company Right of First Refusal"). If the Company declines the Company Right of First Refusal, or only exercises the Company Right of First Refusal for a portion of the Membership Interest in accordance herewith, the remaining Member(s) shall have the next right to purchase the entirety, or the remaining portion, of the Departing Member's Membership Interest pro-rata based on their current Membership Interest, or as otherwise agreed between the Members, and the Departing Member, or their representative, shall provide a Transfer Notice to the remaining Member(s) within Thirty (30) days following the Company declining the Company Right of First Refusal or only exercising the Company Right of First Refusal for a portion of the Membership Interest. The remaining Member(s) shall have Thirty (30) days from the Transfer Notice to provide an Acceptance Notice to purchase the Membership Interest (collectively the "Member Right of First Refusal"). If the Departing Member still owns any Membership Interests following the Company Right of First Refusal and the Member Right of First Refusal, the Departing Member, or their representative, shall then have the right to offer the remaining Membership Interest to a third party on the same terms and conditions as offered to the Company and the remaining Member(s) for a Thirty (30) day period and if the Membership Interest is not transferred as a result thereof, it may be offered again to the Company and the remaining Members pursuant hereto. Notwithstanding the foregoing, if a Member desires to transfer less than all of their Membership Interest, and is approved in accordance with Article III, Section 3.04(a)(i), the Member shall be permitted to transfer the Membership Interest to another Member or Members on the terms and conditions as agreed by Majority Vote of the Members.

6. The two references to "Triggering Event" in Section 3.04 (d) shall be deleted and replaced with the following language – "Acceptance Notice being received by the Departing Member"

7. The following language shall be added as a new Section 3.06.:

   3.06. Drag-Along Rights.
   (a) Participation. Notwithstanding anything herein contained to the contrary, including the Right of First Refusal provided in Section 3.04(c) above, in the event that a Departing Member(s) desires to individually or collectively convey to any third party Fifty percent (50%) or more of all issued and outstanding Units of the Company, then such Departing Member(s) (for purposes hereof the "Dragging Member") shall have the option (the "Drag-Along Right") to require the other Member(s) (each, a "Drag-Along Member") to convey any of the Units which the Drag-Along Members may then hold (the "Drag-Along Units") on the same terms and conditions and at the same price as set forth by the proposed third-party transferee(s) (the "Third Party Transferee"), provided the terms of the

offer from the Third Party-Transferee is presented in a bona-fide written offer from a third party and was negotiated at arms-length. The election of Drag-Along Rights by the Dragging Member shall be set forth in a notice to each Drag Along Member (the "Drag-Along Transfer Notice"). Upon the giving of a Drag-Along Transfer Notice that exercises the Drag-Along Right, each Drag-Along Member shall be obligated to sell their Drag-Along Units to the Third-Party Transferee(s) on the terms specified in the Drag-Along Transfer Notice.

(b)   Conditions of Sale. The price to be paid to each Drag-Along Member for the Drag-Along Units shall be calculated pursuant to the per Unit price in the offer from the Third Party-Transferee. The Drag-Along Units shall be conveyed free and clear of any liens, claims, options, charges, or encumbrances and the closing and other requirements shall be as specified in the Drag-Along Transfer Notice. Each Drag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Drag-Along Member, and other matters relating to such Drag-Along Member, but not with respect to any other Members or their Units; provided, further, that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-Along Member severally and not jointly.

(c)   Cooperation. Each Drag-Along Member shall take all actions as may be reasonably necessary to consummate the sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into by the Dragging Member. If the Drag-Along Right is structured as a sale of all or substantially all of the assets of the Company or as a merger, consolidation, recapitalization, or reorganization of the Company, then notwithstanding anything to the contrary in this Agreement, each Drag-Along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction.

(d)   Expenses. The fees and expenses of the Dragging Member incurred in connection with the Drag-Along Right and for the benefit of all Drag-Along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-Along Members), to the extent not paid or reimbursed by the Company or the Third Party Transferee, shall be shared by the Dragging Member and all the Drag-Along Members on a pro rata basis, based on the consideration received by each such Member; provided, that no Drag-Along Member shall be obligated to make any outof-pocket expenditure prior to the consummation of the sale pursuant to the Drag-Along Rights.

8. In Section 4.06, the following shall be deleted – "unanimous consent" and replaced with "Majority Vote"

9. Section 5.03. shall be deleted in its entirety and replaced with the following language:

> 5.03. <u>Limitations</u>. Subject to the requirements of the Drag-Along Rights in Section 3.06, unless approved by Majority Vote of the Members, the Company may not engage in a merger or consolidation with or into any other entity, sell all or substantially all of its assets, or divide into two or more limited liability companies.

10. Section 9.01 (a) shall be deleted in its entirety and replaced with the following language:

> (a)   The Majority Vote of the Members; or

11. Section 10.04 shall be deleted in its entirety and replaced with the following language:

> 10.04. <u>Amendment</u>. This Agreement or the certificate of organization may be amended from time to time only if the amendment is approved by Majority Vote of the Members. An amendment to this Agreement must be in written form and shall take effect when executed by those Members necessary to approve the same. An update to Annex A or Annex B shall not be considered an amendment for purposes hereof.

12. In Section 10.10 of the Operating Agreement, the following shall be added after Toscani, Stathes & Zoeller - ", LLC"

13. Any capitalized term not defined herein shall have the meaning ascribed to them in the Operating Agreement. This First Amendment may be executed electronically and in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which shall together constitute the same instrument and may be delivered by email or any other electronic submission and shall become binding when any counterpart or counterparts, individually or taken together, bear the signatures of all of the parties.

14. Except as modified hereby, all other terms of the Operating Agreement are hereby ratified and reaffirmed as the continuing agreement of the Company and the Members and shall remain in full force and effect.

SIGNATURE PAGE TO FOLLOW

The Company and the Members have executed this First Amendment, under seal, effective as of the date set forth on the first page hereof.

MEMBERS:

_____[SEAL]
CHRISTOPHER PUTSCH

_____[SEAL]
PATRICK SHAUGHNESSY ZIEGLER

_____[SEAL]
NICHOLAS WESTERDALE

COMPANY:

By: _____[SEAL]
Name: Christopher Putsch
Title: Chief Executive Officer

TITLE		First Amendment to Operating Agreement - Squad Technologies
FILE NAME		First Amendment t... Technologies.pdf
DOCUMENT ID		0608978ee93512674320313bddf93b5bf9cc8c9b
AUDIT TRAIL DATE FORMAT		MM / DD / YYYY
STATUS		● Signed

Document History


SENT

02 / 21 / 2022
16:40:44 UTC

Sent for signature to Patrick Ziegler
(shaun@upswingfitness.com) and Nicholas Westerdale
(nico@upswingfitness.com) from chris@upswingfitness.com
IP: 100.14.71.124


VIEWED

02 / 21 / 2022
17:28:57 UTC

Viewed by Patrick Ziegler (shaun@upswingfitness.com)
IP: 67.191.92.2


SIGNED

02 / 21 / 2022
17:29:14 UTC

Signed by Patrick Ziegler (shaun@upswingfitness.com)
IP: 67.191.92.2


VIEWED

02 / 23 / 2022
16:02:36 UTC

Viewed by Nicholas Westerdale (nico@upswingfitness.com)
IP: 100.34.25.194


SIGNED

02 / 23 / 2022
16:03:19 UTC

Signed by Nicholas Westerdale (nico@upswingfitness.com)
IP: 100.34.25.194


COMPLETED

02 / 23 / 2022
16:03:19 UTC

The document has been completed.